Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

October 13, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 13, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from PepsiCo, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


0.400% Senior Notes due 2032, and

1.0500% Senior Notes due 2050


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate effectiveness of the Form 8-A 12(b) and we hereby join in such request.

Sincerely,

